# EDGAR Submission Header Summary

| | |
|---|---|
| **Submission Type** | **8-K** |
| **Live File** | **on** |
| **Return Copy** | **on** |
| **Submission Contact** | **Jennifer Ackart** |
| **Submission Contact Phone Number** | **727-567-4303** |
| **Exchange** | **NONE** |
| **Confirming Copy** | **off** |
| **Filer CIK** | **0000720005** |
| **Filer CCC** | **xxxxxxxx** |
| **Period of Report** | **04/01/11** |
| **Item IDs** | **8.01** |
| | **7.01** |
| **Notify via Filing website Only** | **off** |
| **Emails** | **doug.krueger@raymondjames.com** |
| | **michael.castellani@raymondjames.com** |
| | **jennifer.ackart@raymondjames.com** |
| | **jonathan.oorlog@raymondjames.com** |
| | **mike.badal@raymondjames.com** |
| | **megan.nelson@raymondjames.com** |
| | **rjbank-finance@rjlan.rjf.com** |
| | **nancy.coan@raymondjames.com** |
| | **jesus.jimenez@raymondjames.com** |

## Documents

| | |
|---|---|
| **8-K** | **k8040111.htm** |
| | **8-K** |
| **EX-99.1** | **ex99_1.htm** |
| | **Howe Barnes press release** |
| **GRAPHIC** | **logo.jpg** |
| | **logo** |
| **8-K** | **submissionpdf.pdf** |
| | **PDF** |
| **EX-5.1** | **ex5_1.htm** |
| | **Exhibit 5.1** |
| **GRAPHIC** | **logo2.jpg** |
| | **logo2** |
| **GRAPHIC** | **ex99_14.jpg** |

## Module and Segment References

## SEC EDGAR XFDL Submission Header


```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>aw6c#pmc</value></field>

                <field sid="SubTable_periodOfReport_"><value>04/01/11</value></field>
                <combobox sid="SubItem_itemId_"><value>8.01</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>7.01</value></combobox>
                <combobox sid="SubTable_itemSubmissionType_"><value></value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8040111.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8-K</value></field>
                <data sid="data1"><filename>k8040111.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>Howe Barnes press release</value></field>
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>logo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_2"><value>logo</value></field>
                <data sid="data3"><filename>logo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>PDF</value></field>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_4"><value>ex5_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_4"><value>EX-5.1</value></combobox>
                <field sid="SubDocument_description_4"><value>Exhibit 5.1</value></field>
                <data sid="data5"><filename>ex5_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_5"><value>logo2.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_5"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_5"><value>logo2</value></field>
                <data sid="data6"><filename>logo2.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_6"><value>ex99_14.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_6"><value>GRAPHIC</value></combobox>
                <data sid="data7"><filename>ex99_14.jpg</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>michael.castellani@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>jonathan.oorlog@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_4"><value>mike.badal@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_5"><value>megan.nelson@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_6"><value>rjbank-finance@rjlan.rjf.com</value></field>
                <field sid="SubInternet_internetAddress_7"><value>nancy.coan@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_8"><value>jesus.jimenez@raymondjames.com</value></field>
        </page>
</XFDL>
```

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the**
**Securities Exchange Act of 1934**

**April 1, 2011**
Date of report (date of earliest event reported)

# Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

**Florida**
(State or Other Jurisdiction of Incorporation)

| | |
|---|---|
| **1-9109** | **59-1517485** |
| (Commission File Number) | (IRS Employer Identification No.) |

**880 Carillon Parkway St. Petersburg, FL 33716**
(Address of Principal Executive Offices) (Zip Code)

**(727) 567-1000**
(Registrant's Telephone Number, Including Area Code)

**Not Applicable**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01 Regulation FD Disclosure**

On April 1, 2011, Raymond James Financial, Inc. (the "Company") issued a press release announcing the completion of its acquisition of Howe Barnes Hoefer & Arnett, Inc. ("Howe Barnes").

A copy of the press release is furnished as Exhibit 99.1 to this report and incorporated herein by reference.

The information furnished in this item, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

**Item 8.01 Other Events**

The Company intends to file a prospectus supplement to the prospectus included in its shelf registration statement on Form S-3ASR (File No. 333-159583) filed with the Securities and Exchange Commission relating to resales of shares of the Company's common stock from time to time by the selling stockholders named in the prospectus supplement. The selling stockholders acquired the shares of the Company's common stock from the Company as consideration for the Company's acquisition of Howe Barnes Hoefer & Arnett, Inc. in a private placement that closed on April 1, 2011. The Company's General Counsel, Paul L. Matecki, Esq., issued his opinion with respect to the validity of the shares of the Company's common stock offered under the prospectus supplement, which opinion is attached hereto and incorporated by reference as Exhibit 5.1.

**Item 9.01 Financial Statements and Exhibits**

**(d) Exhibits.**

**Exhibit No.**

      5.1 Opinion of Paul L. Matecki, Esq. (filed herewith)

      99.1 Press release dated April 1, 2011 issued by Raymond James Financial, Inc. (filed herewith)


**SIGNATURES**


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: April 4, 2011

By:     /s/ Jeffrey P. Julien
        Jeffrey P. Julien
        Executive Vice President – Finance,
        Chief Financial Officer and Treasurer



April 1, 2011
FOR IMMEDIATE RELEASE

## RAYMOND JAMES COMPLETES ACQUISITION OF
## HOWE BARNES HOEFER & ARNETT, INC.

ST. PETERSBURG, Fla. – Raymond James Financial, Inc. announced today that it has completed its acquisition of Howe Barnes Hoefer & Arnett, Inc., bringing to fruition a definitive merger agreement announced December 29, 2010.

"The completion of this important transaction provides Raymond James and its clients with expanded capabilities in both Capital Markets and its Private Client Group," said Raymond James CEO Paul Reilly. "Importantly, it is consistent with our long-term strategy to diligently execute acquisitions that enhance or expand our already formidable, well-diversified retail and institutional businesses."

The Howe Barnes acquisition extends Raymond James' capital markets reach within the financial institutions segment, specifically community and regional banks and thrifts, including equity research, sales, trading and investment banking resources and services.

"The Howe Barnes team is a great fit for Raymond James and fills an important role in our expanding Capital Markets business," said Jeff Trocin, executive vice president and head of the firm's Equity Capital Markets unit. "We firmly believe that our current and future clients in the community and regional bank and thrift sectors will benefit greatly from our collective experience and expertise as well as the broad capabilities Raymond James offers."

In addition to its equity capital market activities, Raymond James will take over private wealth management for more than 5,000 clients with more than $1.7 billion in assets under management.

"We are excited to welcome the talented financial advisors, their teams and clients to Raymond James," said Dennis Zank, president of Raymond James & Associates. "This transaction presents many synergies to our organization by establishing a private client presence in San Francisco, as well as strengthening our capabilities in Chicago. In addition, Howe Barnes' excellent reputation in Capital Markets combined with RJA's robust capabilities will improve service to our institutional clients."

Former Howe Barnes Chairman and CEO Dan Coughlin joins Raymond James as a managing director of Investment Banking and will co-head the Raymond James Financial Institutions practice with Managing Director Patrick DeLacey.

**About Raymond James Financial, Inc.**

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have more than 5,300 financial advisors serving 1.9 million accounts in 2,300 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $273 billion, of which approximately $35 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2010 annual report on Form 10-K and the quarterly report on Form 10-Q for the quarter ended December 31, 2010, which are available on RAYMONDJAMES.COM and SEC.GOV.

For more information, please contact Steve Hollister at 727-567-2824.
**Please visit the Raymond James Press Center at raymondjames.com/media.**

# RAYMOND JAMES®

April 4, 2011


Raymond James Financial, Inc.
880 Carillon Parkway
St. Petersburg, Florida 33716


     *Re: Resale by Selling Stockholders of 222,655 Shares of Common Stock*

Ladies and Gentlemen:

I am the General Counsel, Director of Compliance and Secretary of Raymond James Financial, Inc., a Florida corporation (the "Company"), and I and members of the Company's Legal Department under my supervision have acted as counsel to the Company in connection with the preparation and filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), of a registration statement on Form S-3ASR, File No. 333-159583 (the "Registration Statement"), relating to the offering from time to time, together or separately and in one or more series (if applicable), of an indeterminate amount of various securities of the Company. 222,655 shares (the "Shares") of the Company's common stock, par value $0.01 per share, may be resold from time to time by certain selling stockholders listed in the Prospectus Supplement dated April 4, 2011, with respect to the Shares (the "Prospectus Supplement").

As such counsel, we are familiar with the corporate proceedings of the Company to date with respect to the proposed resale of the Shares, and have examined such corporate records of the Company and such other documents and certificates of public officials and of the Company and such questions of law as we have deemed necessary as a basis for the opinions hereinafter expressed. We also have examined the Registration Statement, including the Prospectus Supplement.

In such examination, we have assumed the genuineness of all signatures and the authenticity of all items submitted to us as originals and the conformity with originals of all items submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is my opinion that the Shares have been duly and validly authorized for issuance and sale, have been duly and validly issued and are outstanding.

Insofar as the foregoing opinions relate to the validity, binding effect or enforceability of any agreement or obligation of the Company, I have assumed that each party (other than the Company) to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it.

I express no opinion as to matters governed by laws of any jurisdiction other than the laws of the State of Florida, and the federal laws of the United States of America, as in effect on the date hereof.

I hereby consent to the use of my name under the heading "Legal Matters" in the Prospectus Supplement filed by the Company with the Commission. I further consent to your filing a copy of this opinion as Exhibit 5.1 to the Company's Current Report on Form 8-K. In giving such permission, I do not admit hereby that I come within the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations of the Commission thereunder. I disclaim any undertaking to advise you of any subsequent changes of the facts stated or assumed herein or any subsequent changes in applicable law.

Sincerely yours,


Paul L. Matecki
Senior Vice President
General Counsel and Secretary

## RAYMOND JAMES
### FINANCIAL, INC.

**RAYMOND JAMES FINANCIAL CENTER   LEGAL DEPARTMENT**
880 Carillon Parkway      St. Petersburg, Florida 33716
Writer's Direct Dial: 727.567.5180 Fax: 866.208.0522 E-mail: Paul.Matecki@RaymondJames.com